SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-15451

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FRITZ COMPANIES, INC. SALARY INVESTMENT AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

Independent Auditors' Report

The Board of Directors
Fritz Companies, Inc. Salary Investment and Retirement Plan:

We have audited the statements of net assets available for benefits of Fritz Companies, Inc. Salary Investment and Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further discussed in notes 1(a) and 8 to the financial statements, the board of directors of Fritz Companies, the Plan's sponsor, voted on May 24, 2001 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis used in presenting the 2000 financial statements to the liquidation basis of accounting used in the 2001 financial statements. The change in basis did not have a material impact on the net assets of the Plan.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
May 22, 2002

FRITZ COMPANIES, INC.
SALARY INVESTMENT AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value:		
Mutual funds	$ 43,655,971	50,715,870
UPS common stock (notes 1(a) and 6)	4,226,683	1,882,352
Participant notes receivable	1,229,843	1,803,252
Total investments	49,112,497	54,401,474
Receivables:		
Participant contributions	—	212,027
Employer contributions	—	70,620
Total receivables	—	282,647
Cash	—	1,884
Total assets	49,112,497	54,686,005
Liabilities:		
Refund of excess contributions	3,811	1,248
Total liabilities	3,811	1,248
Net assets available for benefits	$ 49,108,686	54,684,757

See accompanying notes to financial statements.

FRITZ COMPANIES, INC.
SALARY INVESTMENT AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions to net assets attributed to:			
Contributions:			
Employee	$	2,321,532	6,161,013
Employer		750,803	1,729,259
Rollover		44,110	415,442
Total additions		3,116,445	8,305,714
Deductions from net assets attributed to:			
Investment (loss) income:			
Net depreciation in fair value of investments (note 5)		(2,509,933)	(6,844,495)
Interest		150,075	166,506
Dividends		1,819,365	4,503,780
Investment loss		(540,493)	(2,174,209)
Benefits paid to participants		(8,148,795)	(7,465,055)
Administrative expenses		(3,228)	(8,236)
Total deductions		(8,692,516)	(9,647,500)
Net decrease prior from transfer from other plan		(5,576,071)	(1,341,786)
Transfer in of net assets from Wall Shipping 401(k) Plan (note 7)		—	1,385,936
Net (decrease) increase		(5,576,071)	44,150
Net assets available for benefits:			
Beginning of year		54,684,757	54,640,607
End of year	$	49,108,686	54,684,757

See accompanying notes to financial statements.

(1) Plan Description

The following is a brief description of the Fritz Companies, Inc. Salary Investment and Retirement Plan (the Plan), and is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan document was amended and restated effective as of January 1, 2000. On May 31, 2000, Fritz Companies, Inc. (the Company) filed a Form S-8 Registration Statement under the Securities Act of 1933 relating to shares of the Company's common stock to be issued under the Plan. The restated Summary Plan Description constitutes a part of a prospectus. On July 23, 2001, United Parcel Service, Inc. (UPS) filed a Form S-8 Registration Statement under the Securities Act of 1933 relating to the post-merger substitution of UPS common stock for the Company common stock under the Plan and an indeterminate number of additional shares of UPS's common stock to be issued under the Plan.

(a) General

The Plan is a defined contribution plan sponsored by the Company and covers all active employees of the Company or an affiliated company that has adopted the Plan who have completed three months of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On January 10, 2001, UPS and the Company entered into an Agreement and Plan of Merger. The merger transaction was completed on May 24, 2001. The Company's common stock shares were converted into UPS's common stock on a 5 to 1 ratio.

Immediately prior to the merger discussed above, effective May 24, 2001, the Company's board of directors adopted a resolution to terminate the Plan and no additional contributions were allowed after that date. Participants became 100% vested in their account balances. The Plan will be liquidated upon receipt of all necessary Internal Revenue Service (IRS) approvals. Effective July 1, 2001, participants who became employees of UPS were allowed to participate in UPS's defined contribution plan.

(b) Contributions

Prior to the termination of the Plan, participants were allowed to defer up to 15% (in 1% increments) of their compensations on a pretax basis and up to 10% (in 1% increments) of their compensations on an after-tax basis, even if pretax contributions were not made. Federal income tax regulations limit the maximum pretax contribution by participants to $10,500 for 2001 and 2000 and limit total contributions to the lesser of $30,000 or 25% of taxable compensation per calendar year for 2001 and 2000. Additional limits may apply to individuals considered highly compensated employees.

(Continued)

The Company made matching contributions at management's discretion. The matching percentage was determined by management and was applied to eligible pretax contributions for the calendar year. Effective January 1, 2000, for employee pretax contributions from January 1, 2000 to May 31, 2000, employer matching contributions were made as soon as administratively feasible following May 31, 2000, and for employee pretax contributions made on or after June 1, 2000, employer matching contributions were made after the end of each pay period to each participant who was employed on the last day of the pay period and from whom deferral contributions were made during such pay period. For employee pretax contributions made on or after June 1, 2000, employer matching contributions equaled 50% of the employee's contribution up to 6% of the employee pretax contributions.

Prior to June 1, 2000, employer matching contributions were determined based on the Company's pretax U.S. profits for the year in accordance with the following schedule:

Amount of profit	Match percentage level
Less than $5 million	—%
$5 million but less than $10 million	1
$10 million but less than $15 million	2
$15 million but less than $20 million	3
$20 million or more	4

In no event would the Company's matching contributions exceed the participant's pretax contributions. The Company's matching contribution was made in shares of Company common stock.

(c) *Investment Options*

Participants direct the investment of their contributions to any combination of the following T. Rowe Price investment options: Prime Reserve Fund, New Income Fund, Equity Income Fund, Capital Appreciation Fund, Equity Index 500 Fund, International Stock Fund, New Era Fund, Science & Technology Fund, Fritz Companies Stock, and Vanguard Small-Cap Stock Index Fund. Effective May 31, 2001, UPS common stock has been added as an additional investment option.

(d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. For Intertrans Corp., Company matching contributions vest at a rate of 20% per year of credited service beginning after one year of service and 100% after five years of service. Effective June 1, 2000, matching contributions vest at a rate of 20% per year of credited service beginning after one year and 100% vested after five years of credited service. Matching contributions become fully vested upon a participant's normal retirement, death, or disability. In conjunction with the termination of the Plan on May 24, 2001, participants became 100% vested in their account balances. Forfeited, nonvested accounts totaled $27,796 and $92,753 during 2001 and 2000, respectively. These amounts were used to reduce Company contributions for the period ended May 24, 2001 and for the year ended December 31, 2000.

(e) Participant Loans

Prior to the termination of the Plan, participants may borrow up to 50% of their vested account balances to a maximum of $50,000. The term of the loan cannot exceed five years unless it is for the purchase of a primary residence. Loan transactions are treated as transfers to (from) the investment fund (from) to the participant note fund. Each participant may have only one loan outstanding at any given time. Interest rates are determined by the Plan's Administrative Committee at the time the loan is granted, based upon prevailing interest rates. Interest rates range from 8.25% to 11.00%. The principal and interest are repaid to the participants' accounts through semimonthly payroll deductions. Outstanding loan balances become due and payable upon retirement, termination of employment, disability, or death.

(f) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution, and (ii) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account.

(g) Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account attributable to contributions made for plan years that begin on or after January 1, 1989. For the portion of a participant's vested account attributable to plan years prior to January 1, 1989, the participant may also elect an annuity.

(2) Significant Accounting Policies

(a) Basis of Accounting

Due to the election to terminate the Plan, effective May 24, 2001 and as further discussed in note 8, the Plan changed its basis of accounting in 2001 from the ongoing basis to the liquidation basis in accordance with accounting principles generally accepted in the United States of America. The change in basis did not have a material impact on the net assets of the Plan. The IRS approval with respect to terminating the Plan is pending.

(Continued)

(b) ***Use of Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

(d) ***Investment Valuation and Income Recognition***

The Plan's investments are stated at fair value. Investments in mutual funds and UPS Common Stock are valued at quoted market prices. Participant notes are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Net realized and unrealized appreciation in the fair value of investments consists of the net change in unrealized appreciation or depreciation during the year on investments held at the beginning and end of the year, purchases of investments during the year, and the realized gain or loss on the sale of investments during the year.

(e) ***Administrative Expenses***

Most administrative expenses are paid by the Company; however, the Plan pays certain trustee fees if not paid for by the Company. Participants are also charged a $50 loan fee upon the issuance of a loan.

(f) ***Payment of Benefits***

Benefits are recorded when paid.

(3) Related Party Transactions

Certain plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. UPS Common Stock is held by the Plan. As the Company is the Plan sponsor and UPS owns Fritz Companies, Inc., these transactions also qualify as a party-in-interest.

(Continued)

(4) Tax Status

The IRS has determined and informed the Company by a letter dated April 25, 1995 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On December 21, 2001, UPS filed an Application for Determination for Terminating Plan with the IRS.

(5) Investments

The following table presents the fair value of investments. Investments that exceed 5% of the fair value of the Plan's net assets as of December 31 are separately identified (*):

Description of investment	2001	2000
Mutual funds:		
T. Rowe Price International Stock Fund*	$ 2,244,663	3,396,422
T. Rowe Price New Era Fund	663,484	674,048
T. Rowe Price New Income Fund*	3,334,107	3,235,465
T. Rowe Price Prime Reserve Fund*	10,797,603	11,019,354
T. Rowe Price Equity Index 500 Fund*	4,186,916	5,403,352
T. Rowe Price Science & Technology Fund*	3,233,497	6,720,503
T. Rowe Price Equity Income Fund*	11,325,929	12,749,292
T. Rowe Price Capital Appreciation Fund*	7,378,635	7,200,847
Vanguard Small Cap Index Fund	491,137	316,587
	43,655,971	50,715,870
UPS common stock:		
Nonparticipant-directed common stock	3,118,764	1,583,520
Participant-directed common stock	1,107,919	298,832
Total UPS common stock	4,226,683	1,882,352
Participant loans	1,229,843	1,803,252
Total	$ 49,112,497	54,401,474

During the years ended December 31, 2001 and 2000, the Plan's investments depreciated in value by $2,509,933 and $6,844,495, respectively, due to net effect of the following appreciation (depreciation):

		2001	2000
Mutual funds	$	(4,246,231)	(5,638,020)
UPS common stock		1,736,298	(1,206,475)
	$	(2,509,933)	(6,844,495)

(6) Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

		2001	2000
Common stock:			
United Parcel Service, Inc. common stock	$	3,118,764	1,583,520
Changes in net assets:			
Employer contributions	$	750,803	1,729,259
Dividends		23,822	—
Net appreciation (depreciation)		1,275,847	(1,125,207)
Benefits paid to participants		(407,470)	(132,258)
Transfers to participant-directed investments		(107,758)	(151,336)
	$	1,535,244	320,458

(7) Transfer from Wall Shipping

Wall Shipping was acquired by the Company on January 1, 1996, and the Wall Shipping Company Inc. 401(k) was terminated and all Plan assets were transferred to the Fritz Companies, Inc. Salary Investment and Retirement Plan in April 2000.

(8) Plan Termination

The board of directors of Fritz Companies, Inc. voted to terminate the Plan effective May 24, 2001. Additionally, UPS filed a Form S-4 on April 4, 2001 with the Securities Exchange Commission regarding termination of the Plan. On December 21, 2001, UPS filed an Application for Determination for Terminating Plan with the IRS. In accordance with the Plan's provisions, all participant nonvested accounts became fully vested upon termination of the Plan. Once all necessary IRS approvals are obtained and as soon as administratively feasible, the assets of the Plan will be distributed to participants and beneficiaries.

SUPPLEMENTAL SCHEDULE

FRITZ COMPANIES, INC.
SALARY INVESTMENT AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Issuer	Description of asset	Units		Cost		Current value
T. Rowe Price*	International Stock Fund	204,246		(1)	$	2,244,663
T. Rowe Price*	New Era Fund	29,833		(1)		663,484
T. Rowe Price*	New Income Fund	384,114		(1)		3,334,107
T. Rowe Price*	Prime Reserve Fund	10,797,603		(1)		10,797,603
T. Rowe Price*	Equity Index 500 Fund	135,763		(1)		4,186,916
T. Rowe Price*	Science & Technology Fund	154,565		(1)		3,233,497
T. Rowe Price*	Equity Income Fund	478,898		(1)		11,325,929
T. Rowe Price*	Capital Appreciation Fund	504,005		(1)		7,378,635
Vanguard	Small Cap – Stock Index Fund	24,780		(1)		491,137
Common Stock*	United Parcel Service, Inc. Common Stock	20,328		(1)		1,107,919
Common Stock*	United Parcel Service, Inc. Common Stock (2)	57,224	$	2,996,002		3,118,764
						47,882,654
Participants*	Participant loans (466 loans with interest rates from 8.25% to 11.00%)					1,229,843
					$	49,112,497

*Party-in-interest

(1) Cost information not required as investments are participant directed.

(2) Nonparticipant directed.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

FRITZ COMPANIES, INC.
SALARY INVESTMENT AND
RETIREMENT PLAN

By: ____________
Danny Yang
Chief Financial Officer

June 26, 2002

Exhibit Index

23.1 Consent of KPMG LLP

Consent of Independent Auditors

The Plan Administrator
Fritz Companies, Inc. Salary Investment and Retirement Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-65606) on Form S-8 of United Parcel Service, Inc. of our report dated May 22, 2002, relating to the statements of net assets available for benefits of the Fritz Companies, Inc. Salary Investment and Retirement Plan as of December 31, 2001 and 2000, the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of Fritz Companies, Inc. Investment and Retirement Plan.

KPMG LLP

San Francisco, California
June 26, 2002